Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

November 15, 2007

Nikko Cordial Corporation

November 15, 2007

To Shareholders

Nikko Cordial Corporation

Q&A Regarding the Modification of the Share Exchange Agreement Announced on November 14, 2007

Nikko Cordial Corporation (“NCC” or the “Company”) entered into a new share exchange agreement (“New Agreement”) on November 14, 2007 with Citigroup Japan Holdings Ltd. (“CHJ”), the parent company of NCC, to amend the share exchange agreement entered into on October 31, 2007 (“Original Agreement”). This is an outline of the major changes between those two agreements, presented in Q&A form.

For more details, please refer to our press release “Notice Concerning Amendments to the Share Exchange Agreement” dated November 14, 2007.

Q1.	What are the major changes between the Original Agreement and the New Agreement?
A1.	The major changes are as follows:
(1)

Under the New Agreement, the following provisions in the Original Agreement have been deleted: a) If the Citigroup Average Price (note 1), used in the calculation of the number of Citigroup Inc. common stock delivered as the consideration of the share exchange is greater than USD58.00, then the price will be USD58.00, and if the Citigroup Average Price as so determined is less than USD37.00, then the price will be USD37.00; and b) NCC may terminate the Original Agreement in the event that the Citigroup Average Price falls below USD26.00.

(2)

Under the New Agreement, if the Citigroup Average Price falls below USD22.00 (a Capital Transaction (note 2) occurs, the price shall be adjusted accordingly), the New Agreement will terminate on January 22, 2008 (Japan Standard Time). However, if NCC and CJH agree otherwise and make a public announcement to that effect on or before January 21, 2008 (inclusive, Japan Standard Time), the New Agreement will continue to be effective and the share exchange will be completed.

This material is an English translation of a Japanese Q&A posted on November 15 2007. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this translation are not guaranteed.

Note 1:

“Citigroup Average Price” means the average of the volume-weighted averageprices per Citigroup Inc. common stock on the New York Stock Exchange on each of the trading days in the period commencing on (and including) January 15, 2008 and ending on (and including) January 17, 2008 (U.S. Eastern Standard Time).

Note 2:

“Capital Transaction” means a stock dividend, stock split, reverse stock split or similar transaction in connection with the Citigroup Inc. common stock that would reasonably require an adjustment of the formula to calculate the number of shares to be exchanged.

Q2.	Are there any changes to the administrative procedures relating to the share exchange?
A2.

There are no major changes caused by the execution of the New Agreement. For an outline of the administrative procedures, please refer to “Q&A on Administrative Procedures Relating to the Share Exchange” on our web site (http://www.nikko.jp/GRP/index_e.html).

Q3.	Is there any change in the schedule of main events related to the share exchange?
A3.	There is no major change from the Original Agreement. The current schedule relating to the share exchange, assuming that the New Agreement is approved at the shareholders meeting, is as follows;
• Execution of the Original Agreement	Wednesday October 31, 2007
• Execution of the New Agreement	Wednesday November 14, 2007
• Extraordinary general meeting of shareholders to approve the New Agreement	Wednesday December 19, 2007
• First date to submit Nikko Cordial Corporation share certificates	Friday December 21, 2007
• Calculation period for the share exchange ratio (Valuation period)	(U.S. Eastern Standard Time) From Tuesday, January 15 (inclusive), 2008 through Thursday, January 17, 2008 (inclusive)
• Nikko Cordial Corporation to be delisted	In late January 2008
• Effective date of the share exchange	Tuesday, January 29, 2008
• Deadline for submission of Nikko Cordial Corporation stock certificates	Same as above
• Delivery date for the allotted Citigroup Inc. shares
(Through “foreign securities trading accounts”)	Wednesday, January 30, 2008
(Through registering in Citigroup Inc.’s shareholder list)	In March 2008
• Payment of the equivalent amount for fractional shares	In March 2008 or later
Note: Unless specifically noted otherwise, the dates above are all in Japan Standard Time.

This material is an English translation of a Japanese Q&A posted on November 15 2007. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this translation are not guaranteed.

Q4. How many shares of Citigroup Inc. common stock will be allotted to NCC shareholders as the consideration of the share exchange agreement?

A4. CJH shall deliver, in accordance with the share exchange agreement (“New Agreement”), the number of shares of Citigroup Inc. common stock, which is obtained by multiplying the total number of shares of NCC common stock owned by such NCC shareholder by the number of Exchange Shares. Exchange Shares are calculated based on the formula below.

Exchange Shares = ¥1,700/((Citigroup Average Price)x(Exchange Rate))

where:

“Citigroup Average Price” means the average of the volume-weighted average prices per Citigroup Inc. common stock on          the New York Stock Exchange on each of the trading days in the Valuation Period;

“Valuation Period” means the period commencing on (and including) January 15, 2008, and ending on (and including)          January 17, 2008 (U.S. Eastern Standard Time);

“Exchange Rate” means the average of the mean of the exchange rate quotations for buying and selling spot dollars in          Tokyo by telegraphic transfer against Japanese yen, as quoted by The Bank of Tokyo—Mitsubishi UFJ, Ltd. (or, if          it does not provide such quotations, Sumitomo Mitsui Banking Corporation), expressed as a number of yen per one          U.S. dollar, as of 11:00 a.m. (Tokyo time) on each of the Business Days during the period commencing on (and          including) January 15, 2008 and ending on (and including) January 17, 2008;

“Business Day” means a day on which banks are open for business in both Tokyo, Japan and New York, New York, U.S.A.

For further details, please refer to our press release “Notice Concerning Amendments to the Share Exchange Agreement” (in the sections 2. Details of the Amendments and (3) The Share Exchange Ratio) dated November 14, 2007, on our website (http://www.nikko.jp/GRP/index_e.html).

# # #

This material is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding the share exchange transaction with Citigroup Japan Holdings Ltd. and its 100% parent company, Citigroup Inc., announced on October 2, 2007. In connection with that share exchange, Citigroup Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus that is included in the registration statement because it contains important information. Shareholders are able to obtain a free copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 1 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220, USA.

This material is an English translation of a Japanese Q&A posted on November 15 2007. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this translation are not guaranteed.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.

This material is an English translation of a Japanese Q&A posted on November 15 2007. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this translation are not guaranteed.